WoltersKluwer

PRESS RELEASE


03050658


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2003
WASH. D.C. 187 SECTION

April 25, 2003

82-2683

Determination of Exchange Ratio Stock Dividend Wolters Kluwer 2002

Following the publications of March 11 and April 16 last Wolters Kluwer nv announces that the 2002 dividend has been fixed as follows:

- EUR 0.55 in cash

SUPPL

or

for every 22 depository receipt of) ordinary shares (of par EUR 0.12) one new (depository receipt of) ordinary share (of par EUR 0.12) to be charged to the share premium reserve or if so desired to the other reserves.

The dividend will be made payable as from April 29, 2003.

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)

dlw 5/27


WoltersKluwer


SEC MAIL PROCESSING
RECEIVED
MAY 20 2003
WASH. D.C. 187 SECTION

PRESS RELEASE

April 28, 2003

Wolters Kluwer appoints Peter Elbers as Vice President, Corporate Communications

Wolters Kluwer announced today that Peter Th.M. Elbers has been appointed as Vice President, Corporate Communications as per May 1, 2003. Peter Elbers succeeds Eric Heres, who left Wolters Kluwer on February 1, 2003 to join Campina.

In his role as Vice President, Corporate Communications Peter Elbers (Dutch, 41) will be responsible for the department of Corporate Communications at the corporate office of Wolters Kluwer in Amsterdam, the Netherlands. His responsibilities will include corporate identity, media relations, corporate branding and internal communications. Peter Elbers will report to the Chairman of the Executive Board, Rob Pieterse.

Before joining Wolters Kluwer Peter Elbers worked at Philips for almost 18 years, first as Spokesman and after that as General Manager Philips In- and External Relations in the Netherlands. Before he joined Philips, he was a journalist.

You can reach Peter Elbers as of May 1, 2003 at:

Wolters Kluwer nv
Corporate Communications
Tel: +31 20 60 70 335
Fax:+31 20 60 70 490
press@wolterskluwer.com

Note for the editor
Wolters Kluwer is a multinational information services company with annual revenues (2002) of more than EUR 3.9 billion, employing almost 20,000 people in Europe, North America, and Asia Pacific. The company's core activities are Legal, Tax & Business, Health and Education. Wolters Kluwer's shares are quoted on the Euronext Amsterdam and are included in the AEX and Euronext 100 indices.

Announcements financial results:
Trading update 1st quarter: May 14, 2003
Figures first-half 2003: August 12, 2003
Trading update 3rd quarter November 12, 2003

Internet:
www.wolterskluwer.com

For more information, please contact:
Caroline Wouters, tel. +31 20 6070 335
e-mail: press@wolterskluwer.com (press)

Analysts/Investors:
Oya Yavuz, tel. +31 20 6070 407
e-mail: ir@wolterskluwer.com (investor relations)